EXHIBIT 3.1

                           MEMORANDUM OF ASSOCIATION
                                       OF
                               TEXACO CAPITAL LLC

     1. The name of the Company is TEXACO CAPITAL LLC.

     2. The registered office of the Company will be situated at MacLaw House P.O. Box 103 Duke Street Grand Turk Turks and Caicos Islands British West Indies.

     3. The life of the Company shall be for a period of 150 years from the date of its incorporation.

     4. The Company shall at all times have at least two members.

     5. The objects for which the Company is established are:

          5.1. To issue redeemable preference shares to members of the public and to use the proceeds thereof for lending to Texaco Inc. (the parent of the Company) and to any subsidiary or affiliated company of Texaco Inc.

          5.2. The business of the Company shall be restricted to the furtherance of objects specified in clause 5.1 of this clause.

     6. THE LIABILITY of the Members is limited.

     7. THE CAPITAL of the Company is $5,005 divided into 5,005 shares of $1.00 each.

     Provided always that the Company shall have power to increase or reduce such capital, and to issue any part of its capital, original or increased with or without any preference, priority or special privilege, or subject to any postponement of rights, or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.